# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COREWEAVE, INC., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 290 West Mt. Pleasant Avenue, Suite 4100, Livingston, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002058037

## Reporting persons
- Michael N Intrator: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 30,895,940; shared voting power 25,656,520; sole dispositive power 30,895,940; shared dispositive power 25,656,520; aggregate amount beneficially owned 56,552,460 (14% of the class)
  Comment: The total reported in Rows 5 and 7 includes: (i) 7,072,260 shares of Class A common stock of CoreWeave, Inc. (the "Issuer") directly held by Mr. Intrator; (ii) 22,103,520 shares of Class B common stock of the Issuer directly held by Mr. Intrator; and (iii) 1,720,160 shares issuable upon exercise of stock options which are vested and exercisable within 60 days of March 31, 2025. The aforementioned stock options are exercisable for shares of Class A common stock and thereupon may be exchanged on a one-for-one basis for shares of the Issuer's Class B common stock pursuant to an agreement between Mr. Intrator and the Issuer. The reported total in Rows 6 and 8 includes: (i) 25,649,280 shares of Class B common stock held directly by Omnadora Capital LLC ("Omnadora"); and (ii) 7,240 shares of Class B common stock held directly by Silver Thimble Resulting Trust (the "Silver Thimble Trust"). Mr. Intrator serves as the sole manager of Omnadora's managing member, Omnadora Management LLC ("Omnadora Management") and as the manager of Copper Thimble LLC ("Copper Thimble"), which serves as investment manager for the Silver Thimble Trust, and he may be deemed to exercise voting and investment discretion over securities held by Omnadora and the Silver Thimble Trust in such capacities. Mr. Intrator also has the power to remove and replace the trustee of the Silver Thimble Trust.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the "SEC") on March 31, 2025.
- Patricia A. Intrator: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 365,200; shared voting power 6,896,320; sole dispositive power 365,200; shared dispositive power 6,896,320; aggregate amount beneficially owned 7,261,520 (1.8% of the class)
  Comment: The total reported in Rows 5 and 7 includes: (i) 365,200 shares of Class B common stock held directly by Mrs. Intrator. The reported total in Rows 6 and 8 includes: (i) 4,576,000 shares of Class B common stock held directly by the Intrator Family GST-Exempt Trust (the "GST Trust"); (ii) 2,290,320 shares of Class B common stock held directly by the Intrator Family Trust (the "Family Trust"); and (iii) 30,000 shares of Class B common stock held directly by the PMI 2024 F&F GRAT (the "PMI GRAT"). Mrs. Intrator serves as co-trustee of the GST Trust and the Family Trust and as trustee of the PMI GRAT and may be deemed to exercise voting and investment discretion over the reported securities in such capacities.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Intrator Family GST-Exempt Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 4,576,000; sole dispositive power 0; shared dispositive power 4,576,000; aggregate amount beneficially owned 4,576,000 (1.1% of the class)
  Comment: The reported total in Rows 6 and 8 includes 4,576,000 shares of Class B common stock held directly by the GST Trust, of which Mr. Intrator's spouse serves as co-trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Intrator Family Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 2,290,320; sole dispositive power 0; shared dispositive power 2,290,320; aggregate amount beneficially owned 2,290,320 (0.6% of the class)
  Comment: The reported total in Rows 6 and 8 includes 2,290,320 shares of Class B common stock held directly by the Family Trust, of which Mr. Intrator's spouse serves as co-trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Omnadora Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,649,280; sole dispositive power 0; shared dispositive power 25,649,280; aggregate amount beneficially owned 25,649,280 (6.4% of the class)
  Comment: The reported total in Rows 6 and 8 includes 25,649,280 shares of Class B common stock held directly by Omnadora. Mr. Intrator serves as the sole manager of Omnadora's managing member, Omnadora Management.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Omnadora Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,649,280; sole dispositive power 0; shared dispositive power 25,649,280; aggregate amount beneficially owned 25,649,280 (6.4% of the class)
  Comment: The reported total in Rows 6 and 8 includes 25,649,280 shares of Class B common stock held directly by Omnadora. Omnadora Management is the managing member of Omnadora, and Mr. Intrator serves as Omnadora Management's sole manager. As such, Omnadora and Mr. Intrator may each be deemed to exercise voting and investment discretion over the securities directly held by Omnadora.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- PMI 2024 F&F GRAT: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 30,000; sole dispositive power 0; shared dispositive power 30,000; aggregate amount beneficially owned 30,000 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 30,000 shares of Class B common stock held directly by the PMI GRAT, of which Mr. Intrator's spouse serves as trustee.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Silver Thimble Resulting Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,240; sole dispositive power 0; shared dispositive power 7,240; aggregate amount beneficially owned 7,240 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 7,240 shares of Class B common stock held directly by the Silver Thimble Trust. Mr. Intrator serves as the sole manager of the Silver Thimble Trust's investment manager, Copper Thimble, and may be deemed to beneficially own securities held by the Silver Thimble Trust in such capacity. Mr. Intrator also has the power to remove and replace Silver Thimble Trust's third-party trustee.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.
- Copper Thimble LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,240; sole dispositive power 0; shared dispositive power 7,240; aggregate amount beneficially owned 7,240 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 7,240 shares of Class B common stock held directly by the Silver Thimble Trust. Copper Thimble serves as the investment manager of the Silver Thimble Trust, and Mr. Intrator serves as the sole manager of Copper Thimble and, as such, may be deemed to beneficially own securities under the management of Copper Thimble. Mr. Intrator also has the power to remove and replace Silver Thimble Trust's third-party trustee.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the SEC on March 31, 2025.

## Item 1. Issuer
Name of issuer: COREWEAVE, INC.
Address of issuer's principal executive offices: 290 West Mt. Pleasant Avenue, Suite 4100, Livingston, NJ, 07039.

## Item 2. Person Filing
Name of person filing:
Michael N. Intrator, an Individual ("Mr. Intrator")
Patricia A. Intrator, an Individual ("Mrs. Intrator")
Intrator Family GST-Exempt Trust, a trust formed under the laws of New York (the "GST Trust")
Intrator Family Trust, a trust formed under the laws of New York (the "Family Trust")
Omnadora Capital LLC, a Delaware limited liability company ("Omnadora")
Omnadora Management LLC, a Delaware limited liability company ("Omnadora Management")
PMI 2024 F&F GRAT, a trust formed under the laws of New York (the "PMI GRAT")
Silver Thimble Resulting Trust, a trust formed under the laws of Delaware (the "Silver Thimble Trust"), and
Copper Thimble LLC, a Delaware limited liability company ("Copper Thimble" and, together with Mr. Intrator, Mrs. Intrator, the GST Trust, the Family Trust, Omnadora, Omnadora Management, PMI GRAT, and the Silver Thimble Trust, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

290 West Mt. Pleasant Avenue, Suite 4100
Livingston, NJ 07039
Citizenship: Mr. Intrator and Mrs. Intrator are citizens of the United States of America. Each of the GST Trust, the Family Trust, and the PMI GRAT is formed and established in the State of New York. Each of Omnadora, Omnadora Management, the Silver Thimble Trust, and Copper Thimble is formed, organized or established, as applicable, in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of March 31, 2025, the Reporting Persons may be deemed to beneficially own an aggregate 63,813,980 shares of the Issuer's capital stock.

As of March 31, 2025, Mr. Intrator was the direct beneficial owner of 30,895,940 of the shares of the Issuer's securities described in the preceding paragraph, which consist of: (i) 7,072,260 shares of the Issuer's Class A common stock; (ii) 22,103,520 shares of the Issuer's Class B common stock; and (iii) 1,720,160 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days of March 31, 2025. The aforementioned stock options are exercisable for shares of Class A common stock and thereupon may be exchanged on a one-for-one basis for shares of the Issuer's Class B common stock pursuant to an agreement between Mr. Intrator and the Issuer. All shares of the Issuer's Class B common stock are convertible on a one-for-one basis into shares of the Issuer's Class A common stock at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, and may be subject to mandatory conversion upon the occurrence of certain events described in the Issuer's amended and restated certificate of incorporation.

As of March 31, 2025, Mr. Intrator was the indirect beneficial owner of 25,656,520 of the shares of the Issuer's securities described in the second paragraph of this Item 4(a), which consist of: (i) 25,649,280 shares of Class B common stock directly held by Omnadora; and (ii) 7,240 shares of Class B common stock directly held by Silver Thimble Trust. Mr. Intrator serves as the sole manager of Omnadora's managing member, Omnadora Management, and as the manager of Copper Thimble, which serves as investment manager for the Silver Thimble Trust. Mr. Intrator also has the power to remove and replace the trustee of the Silver Thimble Trust. Mr. Intrator may be deemed to exercise voting and investment discretion over securities held by Omnadora and the Silver Thimble Trust in such capacities. However, notwithstanding the filing of this Statement, Mr. Intrator and Omnadora Management disclaim beneficial ownership of securities directly held by Omnadora for purposes of Section 16 of the Exchange Act, except to the extent of their pecuniary interest therein.

As of March 31, 2025, Mrs. Intrator was the direct beneficial owner of 365,200 of the securities described in the second paragraph of this Item 4(a) and the indirect beneficial owner of: (i) 4,576,000 shares of Class B common stock directly held by the GST Trust; (ii) 2,290,320 shares of Class B common stock directly held by the Family Trust; and (iii) 30,000 shares of Class B common stock directly held by the PMI GRAT. Mrs. Intrator serves as co-trustee of the GST Trust and the Family Trust and as trustee of the PMI GRAT, and she may be deemed to exercise voting and investment discretion over securities held by the GST Trust, the Family Trust, and the PMI GRAT in such capacities.

Additionally, as of March 31, 2025, each of the following Reporting Persons may also be deemed to share beneficial ownership with Mr. or Mrs. Intrator over the following portions of the aggregate number of securities described in the second paragraph of this Item 4(a), all of which securities are currently held as Class B common stock: (i) the GST Trust directly beneficially owns 4,576,000 shares thereof; (ii) the Family Trust directly beneficially owns 2,290,320 shares thereof; (iii) Omnadora, as the direct holder of record, and Omnadora Management, indirectly as its managing member, beneficially own 25,649,280 thereof; (ii) the PMI GRAT directly beneficially owns 30,000 thereof; and (iii) the Silver Thimble Trust, as the direct holder of record, and Copper Thimble, indirectly as its investment manager, beneficially own 7,240 thereof.
Percent of class:
As of March 31, 2025, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 15.8% of the Issuer's outstanding Class A common stock. Of that total, beneficial ownership was attributable as follows:

Mr. Intrator: 14.0%
Mrs. Intrator: 1.8%
GST Trust: 1.1%
Family Trust: 0.6%
Omnadora: 6.4%
Omnadora Management: 6.4%
PMI GRAT: 0.0% (Less than one tenth of 1%)
Silver Thimble Trust: 0.0% (Less than one tenth of 1%)
Copper Thimble: 0.0% (Less than one tenth of 1%)

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 345,997,406 shares of the Issuer's Class A common stock outstanding upon completion of its initial public offering, as reported by the Issuer in its final prospectus dated March 27, 2025, filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the "SEC") on March 31, 2025.
Sole power to vote or to direct the vote:
Mr. Intrator: 30,895,940
Mrs. Intrator: 365,200
GST Trust: 0
Family Trust: 0
Omnadora: 0
Omnadora Management: 0
PMI GRAT: 0
Silver Thimble Trust: 0
Copper Thimble: 0
Shared power to vote or to direct the vote:
Mr. Intrator: 25,656,520
Mrs. Intrator: 6,896,320
GST Trust: 4,576,000
Family Trust: 2,290,320
Omnadora: 25,649,280
Omnadora Management: 25,649,280
PMI GRAT: 30,000
Silver Thimble Trust: 7,240
Copper Thimble: 7,240
Sole power to dispose or to direct the disposition:
Mr. Intrator: 30,895,940
Mrs. Intrator: 365,200
GST Trust: 0
Family Trust: 0
Omnadora: 0
Omnadora Management: 0
PMI GRAT: 0
Silver Thimble Trust: 0
Copper Thimble: 0
Shared power to dispose or to direct the disposition:
Mr. Intrator: 25,656,520
Mrs. Intrator: 6,896,320
GST Trust: 4,576,000
Family Trust: 2,290,320
Omnadora: 25,649,280
Omnadora Management: 25,649,280
PMI GRAT: 30,000
Silver Thimble Trust: 7,240
Copper Thimble: 7,240

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Michael N Intrator: /s/ Michael N. Intrator, Michael N. Intrator/an Individual (05/15/2025)
- Patricia A. Intrator: /s/ Patricia A. Intrator, Patricia A. Intrator/an Individual (05/15/2025)
- Intrator Family GST-Exempt Trust: /s/ Patricia A. Intrator, Patricia A. Intrator/Co-Trustee (05/15/2025)
- Intrator Family Trust: /s/ Patricia A. Intrator, Patricia A. Intrator/Co-Trustee (05/15/2025)
- Omnadora Capital LLC: /s/ Michael N. Intrator, Michael N. Intrator/Manager of Omnadora Management LLC, its Managing Member (05/15/2025)
- Omnadora Management LLC: /s/ Michael N. Intrator, Michael N. Intrator/Manager (05/15/2025)
- PMI 2024 F&F GRAT: /s/ Patricia A. Intrator, Patricia A. Intrator/Trustee (05/15/2025)
- Silver Thimble Resulting Trust: /s/ Denise M. Matheny, Denise M. Matheny/Executive Director of J.P. Morgan Trust Company of Delaware, its Trustee (05/15/2025)
- Copper Thimble LLC: /s/ Michael N. Intrator, Michael N. Intrator/Manager (05/15/2025)